UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           NORTHERN EXPLORATIONS LTD.
                                (Name of Issuer)


               Shares of Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   665141107
                                 (CUSIP Number)


                                 BRAEMAR LIMITED

                            Marquee Place, Suite 300
                        430 West Bay Road, P.O. Box 30691
                     Grand Cayman, KY1-1203, Cayman Islands
                          Telephone No. (345) 946-6145
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 2, 2009
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                           -----------------
CUSIP NO. 665141107                                           Page 2 of 5 Pages
-------------------                                           -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert B. McIntosh
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     9,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       9,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    (1)
    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.08%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

----------
(1) Based on 33,240,000 shares of the Issuer's common stock issued and outstanding as of March 2, 2009.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Northern Explorations Ltd., a corporation organized under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is 8655 East Via De Ventura, Suite G200, Scottsdale, Arizona 85258.

                                  SCHEDULE 13D
-------------------                                           -----------------
CUSIP NO. 665141107                                           Page 3 of 5 Pages
-------------------                                           -----------------

ITEM 2. IDENTITY AND BACKGROUND

A. NAME OF PERSON FILING THIS STATEMENT:

This statement is filed by Robert B. McIntosh (the "Reporting Person"). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B. RESIDENCE OR BUSINESS ADDRESS:

The business address of the Reporting Person is 9595 Wilshire Blvd., Suite 900, Beverly Hills, CA 90212, U.S.A.

PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

The Reporting Person is an investment entity.

C. CRIMINAL PROCEEDINGS:

During the last five years, none of the officers or directors of the Reporting Person have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E. CIVIL PROCEEDINGS:

During the last five years, neither the Reporting Person nor any of its officers or directors have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In accordance with the terms and provisions of an agreement for the sale and purchase of securities (the "Agreement"), the Reporting Person acquired 9,000,000 shares of the Issuer's common stock on approximately March 2, 2009 from Richard Novis, the Issuer's prior President, in a private transaction for aggregate consideration of $1,500.00. The source of funds was working capital of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer's shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

                                  SCHEDULE 13D
-------------------                                           -----------------
CUSIP NO. 665141107                                           Page 4 of 5 Pages
-------------------                                           -----------------

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  any   extraordinary   corporate   transaction,   such  as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

     (a) As of March 2, 2009, the Reporting Person was the beneficial owner of 9,000,000 shares (or approximately 27.08%) of the Issuer's common stock.

     (b) As of March 2, 2009, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 9,000,000 (or approximately 27.08%) of the Issuer's issued and outstanding common stock.

     (c) As of March 2, 2009, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

     (d) As of March 2, 2009, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

     (e)  Not applicable.

                                  SCHEDULE 13D
-------------------                                           -----------------
CUSIP NO. 665141107                                           Page 5 of 5 Pages
-------------------                                           -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             For BRAEMAR LIMITED


Dated: April 7th, 2009                       By: /s/ Robert B. McIntosh
                                                --------------------------------
                                             Title: Robert B. McIntosh